

Mail Stop 4546

November 15, 2016

<u>Via E-mail</u>
Timothy C. Scott
President
Provectus Biopharmaceuticals, Inc.
7327 Oak Ridge Hwy.
Knoxville, Tennessee 37931

> **Re:** **Provectus Biopharmaceuticals, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 1, 2016**
> **File No. 333-213986**

Dear Mr. Scott:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

After reviewing any subsequent amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2016 letter.

<u>The Rights Offering</u>
<u>Revocation Rights, page 52</u>

1. We note that in response to prior comment 1 you have revised the rights offering to provide holders the ability to revoke subscriptions in the event that the board elects to reduce the subscription price prior to the expiration date. Please revise your disclosure and offering materials, as applicable, to explain how you will provide notice to rights holders of the final pricing information and the deadline for revocation of subscriptions. Also explain what constitutes "timely" receipt of a revocation notice and the process for receiving refunds.

You may contact Scot Foley at (202) 551-3383 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:     Tonya Mitchem Grindon, Esq.
        Lori B. Metrock, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC